CITADEL CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDTION
December 31, 2017
(Expressed in U.S. dollars in thousands)

(1) Organization:

Citadel Clearing LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CCLC Holdings LLC ("CCLH"), an affiliate, is the sole member of the Company. CLP Holdings Six LLC ("CLP6"), an affiliate, is the manager of the Company. The Company provides certain clearing and financing services to affiliated funds.

The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company and National Securities Clearing Corporation and is a participant in the Options Clearing Corporation stock loan program.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CLP6 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Cash is held at various global financial institutions.

Cash Segregated Under Federal Regulation

Cash of $28,000 and $100 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3") and proprietary accounts of brokers and dealers, respectively.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Repurchase agreements are short-term in nature and are recorded at the amounts of cash received, plus accrued interest, on the statement of financial condition.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable, as required.

CITADEL CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments

The Company measures and reports financial instruments held as collateral under securities loan agreements ("Financial Instruments") at fair value, as determined by CLP6. These Financial Instruments are generally characterized by the geographies/time zone(s) of trading, which are mostly in the United States. The fair value is based on available information and represents CLP6's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length liquidation of the Financial Instruments, if the counterparty to such Financial Instruments defaults and the Company were forced to liquidate the collateral associated with the Financial Instruments (see Note 5), and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CLP6. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CLP6 may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CLP6 believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants, at the measurement date. Where available, fair value is based on observable market prices or inputs or derived from such prices or inputs. Where observable market prices or inputs are not available, other valuation techniques are applied. These valuation techniques involve some level of estimation and judgment by CLP6, the degree of which is dependent on the price transparency for the Financial Instruments or market and the Financial Instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CLP6 determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Regardless of the valuation techniques and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CLP6 taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CLP6 may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded though the Company did not apply any such adjustments as of December 31, 2017.

CITADEL CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified.

Collateral held under securities loan agreements
Collateral held under securities loan agreements may include exchange-traded equity securities and corporate debt securities. Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within level 1 of the fair value hierarchy. The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers. Corporate debt securities are categorized within level 2 of the fair value hierarchy.

Valuation Processes

As part of the price verification processes performed for Financial Instruments across all levels within the fair value hierarchy, quotations are obtained from third parties (including, but not limited to, brokers or dealers, exchanges and pricing services) and then compared to the valuation of the Financial Instruments to ensure consistency and validity.

Other Financial Instruments

CLP6 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

The financial assets and liabilities including securities borrowed, receivable from brokers, dealers, and clearing organizations, other assets, receivable from affiliated customer, securities sold under agreements to repurchase, payable to brokers and dealers, clearance and regulatory fees payable, payable to affiliated customers, payable to affiliate and other liabilities, are considered level 2. The financial assets of cash and cash segregated under federal regulation are considered level 1.

(3) New Accounting Pronouncement:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year, to annual reporting periods beginning after December 15, 2017 and early adoption is permitted. The Company adopted the updated guidance on January 1, 2018 on a modified retrospective basis. The Company's implementation efforts included the identification of revenue within the scope of the updated guidance and the evaluation of certain revenue contracts. The adoption does not have any impact on the Company's financial condition and regulatory requirements.

(4) Income Taxes:

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly.

In accordance with GAAP, CLP6 has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2017, CLP6 determined that the Company was not required to establish a liability for uncertain tax positions.

(5) Collateralized Transactions:

The Company engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate, (see Note 7) and non-affiliates. The Company enters into repurchase agreements for financing purposes. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

CITADEL CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and/or corporate debt securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Repurchase agreements are collateralized primarily by pledging securities. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowed transactions. As of December 31, 2017, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with other collateralized financing agreements.

The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company. The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to these counterparties. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties. The fair value of securities collateral received from counterparties is recorded as collateral held for securities loan agreements on the statement of financial condition when the Company has such rights of rehypothecation. As of December 31, 2017, substantially all securities collateral received from counterparties for securities loaned has been delivered or repledged in connection with other collateralized financing agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

As part of these transactions, as of December 31, 2017, the fair value of securities borrowed by the Company was $39,584,118, for which cash of $25,114,235 and securities with a fair value of $15,210,795 were pledged as collateral. The fair value of securities loaned was $28,944,883, for which cash of $17,381,071 and securities with a fair value of $13,048,740 were received as collateral. The fair value of these securities includes accrued coupon interest. Included in securities borrowed and securities loaned on the statement of financial condition is $26,075 of financing interest receivable and $9,215 of financing interest payable, respectively.

As of December 31, 2017, the Company had repurchase agreements with collateral posted having a fair value of $8,463,202. The fair value of the collateral posted includes accrued coupon interest. The purchase obligations under repurchase agreements are collateralized by equity securities and corporate debt securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments as of December 31, 2017.

	Assets as of December 31, 2017					
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Amounts Not Offset in the Statement of Financial Condition		Net Exposure
				Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	
Assets						
Securities borrowed [4]	$ 25,140,310	$ —	$ 25,140,310	$ (14,408,345)	$ (10,452,440)	$ 279,525

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Offsetting of Certain Collateralized Transactions, Continued

	Liabilities as of December 31, 2017					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	Net Exposure
Liabilities						
Securities loaned [4]	$ 30,436,927	$ —	$ 30,436,927	$ (14,408,345)	$ (14,618,580)	$ 1,410,002
Securities sold under agreements to repurchase [6][7]	7,907,863	—	7,907,863	—	(7,907,863)	—

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. The gross and net amounts in this table include financing interest receivables and payables related to these transactions.
(2) Amounts relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.
(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
(4) Financial instruments not offset in the statement of financial condition represent the fair value of securities borrowed or loaned in addition to accrued coupon interest. Note that the fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.
(5) Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition.
(6) Securities sold or otherwise pledged as collateral for repurchase agreements include securities received as collateral from affiliates under securities loan agreements.
(7) Note that the fair value of financial instruments not offset in the statement of financial condition includes securities sold under the agreements, accrued coupon interest and cash collateral, where applicable.

Collateralized Transactions-Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity and class of collateral pledged.

	As of December 31, 2017 Remaining Contractual Maturity				
	Overnight and Open	2-30 days	31-90 days	91-365 days	Total
Securities loaned [1]					
Equity securities	$ 27,463,542	$ —	$ —	$ —	$27,463,542
Corporate debt securities	2,959,525	—	—	—	2,959,525
Warrants	4,645	—	—	—	4,645
Total	$ 30,427,712	$ —	$ —	$ —	30,427,712
Financing interest payable					9,215
Gross amount presented in the offsetting table above					$30,436,927
Securities sold under agreements to repurchase [1]					
Equity securities	$ 100,000	$1,022,924	$4,496,371	$2,148,271	$ 7,767,566
Corporate debt securities	—	72,076	33,629	26,729	132,434
Total	$ 100,000	$1,095,000	$4,530,000	$2,175,000	7,900,000
Financing interest payable					7,863
Gross amount presented in the offsetting table above					$ 7,907,863

(1) Amounts presented on a gross basis, prior to netting.

CITADEL CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2017				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Collateral held under securities loan agreements	$12,798,083	$ 248,558	$ —	$ —	$13,046,641
Total assets, at fair value	$12,798,083	$ 248,558	$ —	$ —	$13,046,641

	Liabilities at Fair Value as of December 31, 2017				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Securities loaned [1]	$12,798,083	$ 248,558	$ —	$ —	$13,046,641
Total liabilities, at fair value	$12,798,083	$ 248,558	$ —	$ —	$13,046,641

[1] The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

(7) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. As of December 31, 2017, the Company had a payable to Citadel LLC of $605, which is reflected as payable to affiliate on the statement of financial condition.

Securities Borrowed and Securities Loaned

During the year ended December 31, 2017, the Company engaged in securities borrowing and lending transactions with CIFC. The following table presents information about the fair value of the securities borrowed by the Company from CIFC with the related cash collateral and fair value of securities collateral pledged:

	As of December 31, 2017		
Affiliate	Fair Value of Securities Borrowed [1]	Cash Collateral Pledged	Fair Value of Securities Collateral Pledged
CIFC	$ 12,551,632	$ 12,590,492	$ —

[1] Includes accrued coupon interest of $10,749.

The following table presents information about the fair value of the securities loaned by the Company to CIFC with the related cash collateral and fair value of securities collateral received:

	As of December 31, 2017		
Affiliate	Fair Value of Securities Loaned [1]	Cash Collateral Received	Fair Value of Securities Collateral Received [2]
CIFC	$ 27,007,879	$ 15,408,481	$ 13,048,740

[1] Includes accrued coupon interest of $34,144.
[2] Includes accrued coupon interest of $2,099.

Included in securities borrowed is $12,448 of net financing interest receivable from CIFC.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties, Continued:

Clearing Activities

For the year ended December 31, 2017, the Company conducted clearing activities with the following affiliates and affiliated customers: Citadel Quantitative Strategies Master Fund Ltd. ("QSMF"), Citadel Multi-Strategy Equities Master Fund Ltd. ("CEMF"), Citadel Global Equities Master Fund Ltd. ("GEMF"), and Citadel Equity Fund Ltd. ("CEFL"). The following table presents net receivables from and payables to affiliated customers for clearing activities as of December 31, 2017.

	As of December 31, 2017	
Affiliate	**Receivable from affiliated customer**	**Payable to affiliated customers**
QSMF	$ 894	$ —
CEMF	—	283
GEMF	—	95
CEFL	—	5,020
Total	$ 894	$ 5,398

Miscellaneous Related Party Transactions

For the year ended December 31, 2017, the Company provided tri-party repurchase facilitation services to GEMF. As of December 31, 2017, an interest receivable of $88 from GEMF is included in other assets on the statement of financial condition.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(8) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations:

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2017, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 6,948	$ 1,721
Receivable from clearing organizations	165,318	—
Net receivable/payable from/to brokers, dealers, and clearing organizations	$ 172,266	$ 1,721

At December 31, 2017, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business. Additionally, at December 31, 2017, the Company has pledged collateral in the form of securities to a custodian with a fair value of $5,289 to fulfill the Company's collateral requirements.

(9) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CLP6 attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of securities collateral pledged and/or received under stock borrowing, stock lending, and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CLP6 attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related

CITADEL CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(9) Risk Management, Continued:

Market Risk, Continued

securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's securities borrowing, securities lending, and securities sold under agreements to repurchase with counterparties as a result of non-performance by the counterparties. The Company attempts to manage this credit risk through collateral monitoring and by carrying minimal excess collateral above any specific collateral requirement determined in accordance with the contractual terms between the Company and relevant counterparties.

The Company is exposed to credit risk in its role as a financing counterparty to dealers and broker and dealer clients, as well as CIFC, as a holder of securities and as a member of clearing organizations. The Company's client activities involve the clearing and financing of various transactions. The Company seeks to reduce its exposure to credit risk associated with counterparty non-performance in its clearing and financing activities by entering into master netting agreements and collateral arrangements with counterparties. These master agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master agreement. CLP6 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties, rebalancing financing sources, and attempting to match collateral types in a balanced book as deemed appropriate.

The cash balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CLP6 attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Other Risks

Legal, tax, and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's financing agreements contain trigger provisions linked to the Company's failure to maintain member's capital as of a month-end reporting date in excess of a specified floor or percentage of the member's capital as of a previous month-end reporting date. If the Company were to fail to maintain such member's capital as of such date and the counterparty were to exercise such rights under such provisions, remedies may include the ability to terminate and net settle transactions. As of December 31, 2017, the Company was in compliance with these trigger provisions. CLP6 attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP6 believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP6 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2017
(Expressed in U.S. dollars in thousands)

(10) Regulatory Requirements:

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for its registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2017, net capital was $502,615, which was in excess of the Company's required net capital by $501,115. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2017, the Company was required to maintain a reserve balance of $6,500 for the exclusive benefit of customers pursuant to Rule 15c3-3. The amount held on deposit in the reserve bank account was $28,000. At December 31, 2017, the amount held on deposit in a reserve bank account for proprietary accounts of brokers and dealers was $100.

(11) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 19, 2018, which is the date the financial statements were available to be issued.

On January 1, 2018, Citadel LLC changed its name to Citadel Enterprise Americas LLC ("CEAMER").

Effective January 1, 2018, CEAMER and Citadel Americas LLC ("HFAMER"), also an affiliate will provide certain administrative and investment-related services to the Company. The Company will reimburse CEAMER, HFAMER and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities on behalf of the Company.